Filed by: McDonald’s Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: McDonald’s Corporation
Commission File No.: 333-137177

The following is the text of the website that is being maintained at http://www.ChipotleExchange.com in connection with McDonald’s offer to exchange up to an aggregate of 16,539,967 shares of Chipotle class B common stock which it owns for outstanding shares of McDonald’s common stock.

www.ChipotleExchange.com

TABLE A - Oct 5 VWAP

McDonald’s Common Stock (NYSE: MCD)
$39.8765

Chipotle Class A Common Stock (NYSE: CMG)
$49.5091

TABLE B - Final Calculated Per-Share Values

McDonald’s Common Stock
$39.91845

Chipotle Class B Common Stock
$49.95375

The limit was not in effect at the expiration of the exchange offer period.

Exchange Offer

The exchange offer expired at midnight, New York City time, on October 5, 2006. The limit on the number of shares that can be received for each share of McDonald’s common stock tendered was not in effect at the expiration of the exchange offer period.

The final exchange ratio in connection with the exchange offer is: 0.8879

McDonald’s offered to exchange up to an aggregate of 16,539,967 shares of Chipotle class B common stock which it owns for outstanding shares of McDonald’s common stock, as described in more detail in the exchange offer prospectus. The exchange offer was designed to permit holders of McDonald’s common stock to exchange their shares for shares of Chipotle class B common stock at a 10% discount to the calculated per-share value of Chipotle class B common stock. Stated another way, for each $1.00 of McDonald’s common stock accepted in the exchange offer, the tendering holder would receive approximately $1.11 of Chipotle class B common stock, based on calculated per-share values, subject to the limit and to proration referred to below.

The final calculated per-share value of each share of McDonald’s common stock and Chipotle class B common stock was determined by averaging the “daily volume-weighted average price” (or daily VWAP) of the McDonald’s common stock and the Chipotle class A common stock, respectively, on the last two trading days of the exchange offer period. The last two trading days of the exchange offer period were October 4, 2006 and October 5, 2006.

The information on this website is being provided solely in connection with the exchange offer and should not be used for any other purpose. You should refer to the exchange offer prospectus for additional information about the exchange offer. Copies of the exchange offer prospectus, the letter of transmittal, the form of notice of withdrawal and the notice of guaranteed delivery are available through the links at the top of this page. Further information regarding terms used on this website that are underlined and in blue is provided in the glossary below, reachable by clicking on those terms.

Number of Shares to be Received

The following formula was used to calculate the number of shares of Chipotle class B common stock that each tendering shareholder will receive for shares of McDonald’s common stock tendered and accepted in the exchange offer.

Number of shares of Chipotle class B common stock to be received*	=	Number of shares of McDonald’s common stock tendered, multiplied by the lesser of	0.9157 and	100% of the calculated per-share value of the McDonald’s common stock (MCD) _______ divided by _______ 90% of the calculated per-share value of the Chipotle class A common stock (CMG)

*The number of shares received was subject to a limit of 0.9157 shares of Chipotle class B common stock for each share of McDonald’s common stock accepted in the exchange offer. In addition, since the exchange offer is over-subscribed, the number of shares McDonald’s accepted in the exchange offer will be less than the number of shares tendered and the exchange offer will be subject to proration.

Using the final calculated per share values provided in TABLE B in the left column, the final number of shares of Chipotle class B common stock that a tendering holder would receive per share of McDonald’s common stock tendered would equal:

0.8879	= 1 share, multiplied by the lesser of	0.9157 and	$39.91845 _______ divided by _______ 0.9 * $49.95375

The following table shows how many shares of Chipotle class B common stock will be exchanged for a specified number of tendered and accepted shares of McDonald’s common stock.

Number of shares of McDonald’s common stock tendered	Number of shares of Chipotle class B common stock issued in exchange*
1	0.8879
10	8.8790
100	88.7900
1000	887.9000

*Note that the fractional share amount is provided for indicative purposes only. Cash in lieu of fractional shares of Chipotle class B common stock will be distributed in the exchange offer.

Additional Information
In connection with the disposition by McDonald’s Corporation of its interest in Chipotle Mexican Grill, Inc. via an exchange offer, Chipotle has filed with the Securities and Exchange Commission a registration statement that includes an exchange offer prospectus. The prospectus contains important information about the exchange offer and related matters, and McDonald’s has mailed the prospectus to its shareholders. Investors and security holders are urged to read the prospectus, and any other relevant documents filed with the SEC. None of McDonald’s, Chipotle or any of their respective directors or officers or the dealer manager appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer. You can obtain a free copy of the prospectus and other related documents filed with the SEC by McDonald’s and Chipotle at the SEC’s website at www.sec.gov, and those documents may also be obtained for free, as applicable, from McDonald’s at www.investor.mcdonalds.com or Chipotle at www.chipotle.com. You can also obtain a copy of the exchange offer prospectus by clicking on the appropriate link in the top menu of this website. Alternatively, the information agent for the exchange offer will arrange to send to you the exchange offer prospectus if you request it by calling 1-866-821-2614 (toll-free in the United States) or at 1-212-440-9800 (elsewhere).

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Glossary

calculated per-share value : Final calculated per-share values were equal to (1) in the case of the McDonald’s common stock, the average of the daily VWAP of McDonald’s common stock on the New York Stock Exchange for the last two trading days of the exchange offer period, and (2) in the case of the Chipotle class B common stock, the average of the daily VWAP of Chipotle class A common stock on the New York Stock Exchange for the last two trading days of the exchange offer period.

daily VWAP : Daily VWAP means VWAP for the period beginning at the official open of trading on the NYSE and ending at the official close of trading on the NYSE, as calculated by Xignite, except that, on the last trading day of the exchange offer period, the data used to make that calculation took into account only those adjustments to reported trades made by 4:10 p.m. New York City time on that day.

exchange ratio : The number of shares of Chipotle class B common stock that will be exchanged for each share of McDonald’s common stock accepted in the exchange offer. The final exchange ratio was first published on this website and by press release at approximately 4:30 p.m., New York City time, on the expiration date of the exchange offer.

limit : The number of shares each tendering holder will receive was subject to a limit of 0.9157 shares of Chipotle class B common stock for each share of McDonald’s common stock accepted in the exchange offer. If the limit had been in effect, you would have received less than $1.11 of Chipotle class B common stock for each $1.00 of McDonald’s common stock, depending on the calculated per-share values of McDonald’s common stock and Chipotle class B common stock at the expiration date of the exchange offer, and it could have resulted in you receiving much less. The exchange offer did not provide for a minimum exchange ratio.

proration : Since the exchange offer is oversubscribed and McDonald’s cannot fulfill all tenders of McDonald’s common stock at the exchange ratio, all shares of McDonald’s common stock that are validly tendered will generally be accepted for exchange on a pro rata basis in proportion to the number of shares tendered. We refer to this as “proration.” Shareholders (other than participants in the McDonald’s Corporation Profit Sharing and Savings Plan and the McDonald’s Ventures 401(k) Plan) who beneficially own “odd-lots” (that is, less than 100 shares of McDonald’s common stock) and who validly tendered all their shares will not be subject to proration. Proration for each tendering shareholder will be based on the number of shares of McDonald’s common stock tendered by that shareholder in the exchange offer, and not on that shareholder’s aggregate ownership of McDonald’s common stock. The examples provided above assume that there is no proration for non-odd lot holders.

VWAP : VWAP means the “volume-weighted average price” per share of the stock on the New York Stock Exchange during the period specified, as calculated by Xignite.

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Contact Information

Questions or requests for assistance may be directed to the information agent at its address and telephone number listed below.

The information agent for the exchange offer is:

GEORGESON INC.
17 State Street
New York , New York 10004
1- 866-821-2614 (toll-free in the United States)
1-212-440-9800 (elsewhere)

The dealer manager for the exchange offer is:

MORGAN STANLEY & CO. INCORPORATED

The exchange agent for the exchange offer is:

COMPUTERSHARE TRUST COMPANY, N.A.

By Mail :
Attention: Corporate Actions
P.O. Box 859208
Braintree , MA 02185-9208
Re: McDonald’s Exchange Offer

By Overnight Courier :
Attention: Corporate Actions
161 Bay State Drive
Braintree , MA 02184
Re: McDonald’s Exchange Offer